UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bainum, Jr., Stewart
   8737 Colesville Road, Suite 800
   Silver Spring, MD  20910
   USA
2. Issuer Name and Ticker or Trading Symbol
   HCR Manor Care
   HCR
3. IRS or Social Security Number of Reporting Person (Voluntary)
   213-44-587
4. Statement for Month/Year
   4/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |      |J (1| |1,990,896         |A  |           |1,990,896          |I     |Note 2                     |
                           |      |)   | |                  |   |           |                   |      |                           |
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       "          "        |      |    | |                  |   |           |127,725            |I     |Note 3                     |
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       "          "        |      |    | |                  |   |           |214,284            |I     |Note 4                     |
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       "          "        |      |    | |                  |   |           |6,768              |I     |Note 5                     |
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       "          "        |      |    | |                  |   |           |851,669            |I     |Note 6                     |
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       "          "        |      |G (1|V|1,302             |D  |           |72,484             |I     |Note 7                     |
                           |      |3)  | |                  |   |           |                   |      |                           |
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       "          "        |      |J (8| |1,657,876         |A  |           |1,657,876          |I     |Note 9                     |
                           |      |)   | |                  |   |           |                   |      |                           |
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       "          "        |      |    | |                  |   |           |700,214            |I     |Note 10                    |
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       "          "        |      |    | |                  |   |           |220,022            |I     |Note 11                    |
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       "          "        |      |    | |                  |   |           |532,684            |I     |Note 12                    |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Common Stock Option   |        |     |    | |           |   |     |     |            |       |       |164,000     |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Liquidating distribution from Bainum Associates Limited Partnership ("BA") and MC Investments Limited
Partnership ("MC"). The Stewart Bainum, Jr. Trust was the Managing General Partner of both BA and MC.
Note 2: Shares owned by the Stewart Bainum, Jr. Declaration of Trust ("Stewart Bainum, Jr. Trust") in which Mr.
Bainum is the sole
trustee.
Note 3: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (1,779,628) owned by Mid Pines
Associates,
L.P.
Note 4: The proportionate interest of the Stewart Bainum, Jr. Grantor Retained Annuity Trust dated September 10,
1996, the sole trustee of which is Mr. Bainum, Jr. in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 5: The proportionate interest of various trusts, the beneficiaries of which are Mr. Bainum, Jr.'s two minor children in shares (1,779,628) owned by Mid Pines Associates, L.P.
Note 6: The proportionate interest of the Stewart Bainum, Jr. Trust in shares (3,567,869) owned by Realty
Investment Company, Inc., a real estate investment and management company in which Mr. Bainum, Jr. owns indirectly 23.9% of the outstanding common stock. Also includes 128,591 shares indirectly held through certain trusts for the benefit of Mr. Bainum, Jr.'s two minor children.
Note 7: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (1,779,628) owned by Mid
Pines Associates, L.P. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 8: Liquidating distribution from BA and MC. The Roberta Bainum Irrevocable Trust was a limited partner.
Note 9: Shares owned by the Roberta Bainum Irrevocable Trust. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 10: The proportionate interest of the Roberta Bainum Irrevocable Trust in shares (3,567,869) owned by
Realty Investment Company, Inc. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
Note 11: The proportionate interest of certain trusts in shares (1,779,628) owned by Mid Pines Associates, L.P.
for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries.
Beneficial ownership is
disclaimed.
Note 12: The proportionate interest of certain trusts in shares (3,567,869) owned by Realty Investment Company,
Inc. for the benefit of Mr. Bainum, Jr.'s nephews. Mr. Bainum is the trustee and his nephews are the beneficiaries. Beneficial ownership is disclaimed.
Note 13: Distribution from the Roberta Bainum Irrevocable Trust to Roberta Bainum. Mr. Bainum, Jr. is a co-trustee and his sister is the beneficiary. Beneficial ownership is disclaimed.
SIGNATURE OF REPORTING PERSON
Stewart Bainum, Jr.
DATE
5/7/99